Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 30, 2023, except for the effects of the March 31, 2023 reverse stock split discussed in Note 2 and Note 12, as to which the date is April 27, 2023, (which report includes an explanatory paragraph regarding the existence of substantial doubt about the ability of Ensysce Biosciences, Inc. (the “Company”) to continue as a going concern), related to the consolidated financial statements of the Company as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, included in the Registration Statement and accompanying prospectus on Form S-1 (File No. 333-271480), as amended.

/s/ Mayer Hoffman McCann P.C.

San Diego, California
October 19, 2023